February 28, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Registration Statement on Form F-1
           Filed February 14, 2025
           File No. 333-284975
Dear Larry Choi:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Form F-1 filed February 14, 2025
Risks related to doing business in Hong Kong
The PRC government may exert significant oversight or may exert more control, page 13

1. Please refer to the first paragraph at the top of page 16. We note your disclosure here that "the PRC government currently does not exert direct influence or discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland
       China." Given the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please revise this paragraph and remove these and similar statements throughout the registration statement. We remind you that, pursuant to federal securities rules, the
 February 28, 2025
Page 2

       term    control    (including the terms    controlling,       controlled
by,    and    under
       common control with   ) as defined in Securities Act Rule 405 means
the possession,
       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
2. Please refer to the second paragraph at the top of page 16. Please revise to remove the language "in extreme cases" when describing a situation that may cause the value of your securities to significantly decline or become worthless. Capitalization, page 42

3. We note the adjustments and footnote descriptions for changes to Additional Paid-In
       Capital for Pro Forma as Adjusted and Pro Forma As Adjusted with Full Exercise of Over-Allotment Shares. Please revise your disclosures to include more details quantifying the adjustments and items comprising the adjustments. For example, we note that that the Additional Paid-In Capital for the Pro Forma As Adjusted increased by approximately $4.9 million, which differs from the $5.1 million proceeds to the
       Company disclosed on page iv and the $3.8 million estimated net proceeds disclosed on pages 39 and 42.
4.     We note your disclosure on page 40 stating on October 31, 2024, Rainbow
Capital
       declared a dividend in the aggregate amount of HK$18,443,364
(approximately
       US$2,373,877) to Mr. Choi and Mr. Leung. Given the significance of the transaction, please revise your Capitalization and Dilution information to give effect to the dividend on a pro forma basis. Refer to Rule 11-01(a)(8) of Regulation
S-X.
Dilution, page 43

5. We note your presentation of Dilution per Class A Ordinary Share to new investors.
       Give your disclosure on page F-25 that the Class B Shares share equally in dividends and residual net assets on a per ordinary share basis, please tell us how you have considered the Class B Ordinary Shares in your computation of the Dilution, as well as the related Net tangible book value per Ordinary Share and Pro forma net tangible book value per Class A Ordinary Share calculations. Revise your disclosures to clarify accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katharine Garrett at 202-551-2332 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.
 February 28, 2025
Page 3



                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance